Exhibit 12.6

Pepco Holdings LLC and Subsidiary Companies
Ratio of Earnings to Fixed Charges
	Predecessor				Successor
	Years Ended December 31,						Year Ended December 31,
(In millions, except ratios)	2013	2014	2015	January 1, 2016 to March 23, 2016	March 24, 2016 to December 31, 2016		2017
Pre-tax income from continuing operations	304	380	481	36	(58)		578
Plus: (Income) loss from equity investees	(2)	—	—	—	—		—
Less: Capitalized interest	(2)	(3)	(2)	(3)	(12)		(18)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	300	377	479	33	(70)		560
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	279	276	288	69	210		261
Interest component of rental expense(a)	22	24	24	4	16		21
Total fixed charges	301	300	312	73	226		282
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	601	677	791	106	156		842
Ratio of earnings to fixed charges	2.0	2.3	2.5	1.5	0.7	(b)	3.0
__________

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.

(b)	The ratio coverage was less than 1:1. The registrant must generate additional earnings of $70 million to achieve a coverage ratio of 1:1.